UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

Comscore, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

20564W105
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,555,827 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,555,827 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,827 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 20564W105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 5,555,827 shares of Common Stock of the Issuer is $11,558,582, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital the Reporting Person and capital from a separate account managed by the Reporting Person ("SMA").

Item 4. Purpose of the Transaction.

Items 4a-j are hereby amended as follows:

On April 20, 2023, the Reporting Person issued a press release containing an open letter to the Issuer's Board of Directors (the "April Press Release") to express the Reporting Person's concerns with certain efforts by the Issuer to pay dividends on the Issuer's Series B Preferred Stock through the issuance of additional Series B Preferred Stock. The Reporting Person also requests further reductions in compensation paid to the Issuer's Board of Directors, the appointment of Jon Carpenter to the Board of Directors of the Issuer, the removal of Brent Rosenthal as Lead Independent Director and that Cerberus, Charter and Liberty Media/Qurate take tangible steps to reverse the destruction in value of Issuer’s common stock since their involvement began in March 2021. This summary of the April Press Release does not purport to be complete and is qualified in its entirety by the full text of the April Press Release, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein.

Item 5.     Interest in the Securities of the Issuer

Items 5a-d are hereby amended and restated as follows:

(a)(b)    The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 5,555,827 shares of Common Stock of the Issuer. Based upon a total of 92,359,528 outstanding shares of Common Stock as of March 31, 2023, the Reporting Person's shares represent approximately 6.0% of the outstanding shares of Common Stock.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this Schedule 13D:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	63,477	$1.196	2/23/2023
Common Stock	41,827	$1.220	2/24/2023
Common Stock	55,769	$1.170	2/27/2023
Common Stock	800	$1.148	2/28/2023
Common Stock	9,734	$1.098	3/20/2023
Common Stock	29,228	$1.140	3/21/2023
Common Stock	27,856	$1.130	3/24/2023
Common Stock	3,653	$1.139	3/30/2023

(d)    The SMA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 185,580 of the shares reported in Items 7-11 and 13 of page 2 of this Schedule 13D less any fees due to the Reporting Person in its role as investment manager of the SMA. The SMA's economic interest is less than 5% of the subject securities reported on this Schedule 13D.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit 2 - Press release, dated April 20, 2023.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2023

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

Exhibit 2

180 DEGREE CAPITAL CORP. ISSUES PUBLIC LETTER
TO THE BOARD OF DIRECTORS OF COMSCORE, INC.

•Demands that Comscore cease efforts to seek to pay dividends on the Series B Preferred Stock in the form of additional shares of Series B Preferred Stock.
•Seeks further reductions in director compensation along with voluntary waiving of board compensation by directors who are employed by any of the Series B Preferred stockholders.
•Demands the immediate removal of Brent Rosenthal as Lead Independent Director.
•Requests that Jon Carpenter be appointed to SCOR’s Board.
•Demands Cerberus, Charter and Liberty/Qurate take tangible steps to reverse the destruction in value of SCOR’s common stock since their involvement began in March 2021.

MONTCLAIR, N.J., April 20, 2023 - 180 Degree Capital Corp. (NASDAQ:TURN) (“180”) today issued the following letter to the Board of Directors of Comscore, Inc. (“SCOR” or the “Company”).

To the Board of Directors of SCOR,

It is apparent to us that you, the Board of Directors, along with SCOR’s preferred stockholders continue to be intent on looting SCOR’s balance sheet for collective personal gains at the expense of the employees and common stockholders of SCOR. We strenuously object to this behavior and demand SCOR take concrete actions towards correcting these issues.

Before we get into the specifics, let’s revisit the performance of SCOR’s common stock since the preferred stockholders invested in SCOR:

Total Return 3/10/21 – 4/18/23
SCOR	-65.7%
Russell 2000 Index	-19.4%
S&P 500	+10.1%

To be clear, we have a high level of respect for the three preferred stockholders, but we are long past the point of appealing to them to make decisions designed to enhance value for all. We believe you, SCOR’s Board, have failed in your duties.

1.SCOR should not be permitted to pay dividends on preferred stock through the issuance of additional preferred stock.

In our previous public letters issued on May 17, 2022, May 25, 2022, and March 6, 2023, we suggested at certain prices, the preferred stockholders should be willing to take common stock instead of cash for dividends. This step would help management to preserve cash to invest in the business and would show alignment with common stockholders. We recognize that an amendment to the certificate of designation for the Series B Preferred Stock is required to enable such payments in stock. Unfortunately, the preferred stockholders and SCOR’s Board then felt the need to complicate things and look for further ways to reward themselves. That said, modifying the existing Series B Preferred Stock to include the ability to pay dividends through the issuance of additional Series B Preferred Stock is completely unacceptable. Specifically, SCOR’s Board has publicly proposed allowing SCOR to pay dividends on its Series B Preferred Stock in the form of common stock if its trading price falls below $2.00 per common share, and in the form of additional Series B Preferred Shares if its trading price is above $2.4719 per common share. Such a structure sends the following message to common stockholders: SCOR’s Board and Preferred Stockholders believe SCOR’s common stock is undervalued below $2.00 per share and is overvalued above $2.4719 per share.

Under what scenario would the board of directors of a company allow such a collar to be put in place on its stock? These missteps occur because the Board of SCOR is representing its preferred stockholders rather than its common stockholders as is required under Delaware Law. Cerberus, Liberty and Charter essentially state that at prices above $2.4719 per share they are not interested in owning more common stock and would rather compound the interest SCOR is required to pay annually to holders of Series B Preferred Stock.

While SCOR’s Board has proposed having its disinterested directors, or those directors who are not nominated by or affiliated with the preferred stockholders, determine the form of any future dividends on its Series B Preferred Stock, we are not convinced that those purportedly disinterested directors truly represent the interests of all stockholders of SCOR. The Board’s “solution” of potentially paying dividends in preferred shares only serves to compound the imbalance created by the capital structure that is so lopsided in favor of the preferred stockholders. You can't make it up.

If we had the conviction the Lead Independent Director is committed to doing what is best for the Company, we would be less concerned; but that’s hardly the case. We are instead convinced that SCOR’s current Lead Independent Director, Brent Rosenthal, is a proxy for the preferred holders, does not have common stockholder interests in mind, and cannot deliver on actions that benefit all owners. The fact that he was paid an egregious amount of compensation (as detailed later in this release) for service as a member of SCOR’s Board, particularly in recent years when SCOR’s common stock has declined in value by more than 90%, makes us question whether Kathi Love, the Chair of SCOR’s Compensation Committee, is truly a disinterested and/or independent director who represents the interests of common stockholders.

We strongly urge SCOR to not permit any preferred dividends through issuance of additional Series B Preferred Stock, full stop. To be clear, we are supportive of the ability to pay dividends on Series B Preferred Stock in common stock, which will align interests. We are supportive of increasing the incentive compensation pool for employees. We are not looking for ways to reduce the economics for the preferred stockholder's economics. But Cerberus, Charter and Liberty have shown complete disdain for common stockholders since their arrival, and now the Board is contemplating paying them dividends in more shares of Series B Preferred Stock so they can receive additional dividends on their dividends. If it wasn’t so irrational, it actually would be quite funny. While we don’t fully comprehend the Board dynamics of the three preferred holders, it appears Cerberus may be playing games and Liberty and Charter are allowing this to happen. Cerberus-appointed board members are the Chairman and the Chair of the Nominating and Governance Committee. They have a greater responsibility to effect change and enhance value, but all three preferred stockholders are simply flaunting their ownership and operating as Wall Street elitists by doing what is solely in their own interests. Instead of building a great company, you continue to show you are focused solely on yourselves. It is time for the Board, Cerberus, Liberty and Charter to change their ways and seek to create value for all stockholders.

2.Board compensation remains egregious and must be reduced further along with waiving of all board compensation otherwise due to directors who are employees of, or otherwise compensated by, the preferred stockholders.

While we acknowledge recent reductions in board compensation are a step in the right direction, they do not go far enough. We explained the basis for our argument why a 26 percent reduction in board compensation is not enough in our last public letter issued on March 6, 2023, using data from the 2022 proxy materials. Our analysis leads to the same conclusion based on SCOR’s own compensation disclosures. Here is the compensation paid to SCOR’s directors in 2022, as disclosed by SCOR:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Nana Banerjee	164,212	204,000	368,212
Itzhak Fisher	67,500	204,000	271,500
Irwin Gotlieb	28,247	—	28,247
David Kline	62,500	204,000	266,500
Pierre Liduena	85,000	204,000	289,000
Kathi Love	80,000	204,000	284,000
Marty Patterson	70,000	204,000	274,000

Brent Rosenthal	212,500	353,999	566,499
Brian Wendling	65,000	204,000	269,000

While we appreciate the use of $2.50 per share versus the closing price on the date of grant of $2.04 per share when determining the number of RSUs issued to directors for 2022 compensation, the total value of the awards remains alarmingly high for a company of SCOR’s size; especially given the destruction in value of SCOR’s common stock under this current Board’s watch. If you are unwilling to reduce the value of your own compensation, at least align interests with stockholders through the issuance of options with substantially above-market strike prices. We do not have an issue with boards being compensated for their time and service. We take real issue with boards significantly overpaying themselves while common stockholders suffer from destruction in value that is the direct result of decisions or indecisions by such boards. Along these lines, SCOR’s Board has one of the worst track records we have encountered.

We also detailed our argument for why the preferred stockholders need to stop raiding SCOR’s balance sheet through the double-dipping of board fees and preferred dividends. Is the board compensation really material to the operations of Cerberus, Charter and Liberty/Qurate? Every dollar is important to building value at SCOR. We would rather see that compensation, however much it is, be used to hire great employees rather than padding the returns of investors who have destroyed so much value for common stockholders. Individual board members should be paid; but in this case, we believe such compensation should be borne solely by the preferred stockholders.

3.Brent Rosenthal must be removed as Lead Independent Director immediately.

After all these years, it is appalling SCOR’s Board has allowed Brent Rosenthal to remain as Lead Independent Director. His compensation for 2022, 2021 and 2020 was $566,499, 876,169, and 892,000, respectively. For what? Under Mr. Rosenthal’s watch, which goes back to 2008, starting with Rentrak, SCOR’s common stock is down 91.5%. If we calculate his return since he became a Director of SCOR in 2016 following the merger of Rentrak and SCOR, SCOR’s common stock price is down over 97.2%! It looks even worse when compared with the overall market as shown below:

	Date	Relevant RENT or SCOR Stock Price	Value @ April 14, 2023	Performance through April 14, 2023	Corresponding S&P 500 Performance w/ Dividends Reinvested	$1000 Invested in RENT or SCOR on Respective Dates	$1000 Invested in S&P 500
Brent Rosenthal joins RENT Board	8/21/08	$14.63	$1.24	-91.5%	331%	$85	$4,309
Brent Rosenthal joins SCOR Board	1/29/16	$38.53	$1.08	-97.2%	143%	$28	$2,426
Source: Bloomberg

And for that performance, the Board’s Compensation Committee paid Mr. Rosenthal $566,000 as a director last year. Either of us would be happy to submit our resumes for Lead Independent Director of SCOR if that is the compensation and performance expectation. In reality, either of us would work for nothing and believe we would have a good chance to beat his atrocious record of oversight and resulting stock performance!

It is obvious to us that Itzhak Fisher, as Chair of SCOR’s Nominating and Governance Committee, has no regard for stockholders or accountability. After all these years, continuing to reappoint Brent Rosenthal to be the Lead Independent Director speaks volumes for how out of touch and lost SCOR’s Board and Nominating and Governance Committee are in following proper governance and showing your employees you understand the concept of rewarding individuals for achieving performance objectives.

To summarize, we are appalled that the Nominating and Governance Committee thinks Mr. Rosenthal is the right person to represent all stakeholders of SCOR. You know who we want to represent our interests? Strategic leaders who understand governance and the purpose of being objective fiduciaries who can make decisions designed to enhance value for everyone and ones with successful track records of creating value. Brent Rosenthal? No, thank you! You have bastardized the importance of a Lead Independent Director, and the idea that he is our voice on the Board is insulting. The only thing that Mr. Rosenthal leads is his desire to pay himself vast sums of money regardless of his track record of destroying value for common stockholders. Of course, it's hard to remove him as Lead Independent Director when Mr. Fisher is the chair and Mr. Rosenthal is the only non-preferred stockholder representative on the Nominating and Governance Committee.

But there’s really nothing surprising about this situation whatsoever. Consider the fact that Messrs. Fisher and Rosenthal overlapped on SITO Mobile’s Board of Directors, where they jointly oversaw unthinkable value destruction ahead of the company’s October 2020, Chapter 11 bankruptcy filing. The only logical explanation as to why Mr. Rosenthal has been able to maintain his position on SCOR’s Board is because of prior relationships that protect him from the reality of the destruction in value he has caused at SCOR. In 2023, protecting failed directors because of past relationships is poor and unacceptable governance. It is not that difficult to ascertain what is going on at SCOR’s Board and why. Cerberus maintains significant power as its appointed Board Members are Chairman of the Board and Chair of the Nominating and Governance Committee. Representatives of the other preferred stockholders are also members of the Nominating and Governance Committee. These preferred stockholders wouldn’t appoint anyone that would disagree with their views. We believe they continue to support Mr. Rosenthal as a member of the Nominating and Governance Committee and the Board itself because he does what they want. It’s awful governance.

We will continue to hold the Nominating and Governance Committee to the highest standards and, to that end, demand the immediate removal of Brent Rosenthal as Lead Independent Director.

4.Appoint Jon Carpenter to SCOR's Board.

We are a broken record. We cannot understand why Jon Carpenter is not a member of SCOR’s Board. There are very few companies, let alone public companies, where the CEO is not a member of the company’s board. What is the Nominating and Governance Committee afraid of? Could it be that Jon might actually represent the interests of all stakeholders in SCOR? If you look at the composition of the Nominating and Governance Committee, that would be a reasonable conclusion. It is currently made up solely of representatives appointed by or affiliated with the preferred stockholders and Brent Rosenthal, who we believe is, for all intents and purposes, a proxy for the preferred stockholders. Given these facts, we can only conclude that the reason Mr. Carpenter is not on the Board is because he might actually represent the interests of all stockholders, including the common stockholders and the employees who hold common stock or options for the purchase of common stock.

There is only one way to prove us wrong; appoint Mr. Carpenter to SCOR’s Board.

We now know the reason SCOR’s Board chose to ignore us following our request to meet with the heads of its Compensation and Nomination and Governance Committees. Who wants to face the third-largest common shareholder when the governance of the company has limited accountability and the compensation paid to Board members is clearly egregious? So, we are left with this; another public airing of grievances, which doesn’t give us much satisfaction. The Board has not put forth a single proposal designed to enhance value for the employees of SCOR and the common stockholders. The Board simply exists to pat each other on the back and pay themselves compensation no matter how ineffective and incompetent they are in fulfilling their responsibility to create value. The preferred stockholders care solely about themselves and are working in conjunction with the board to put a collar around SCOR’s stock and potentially increase their return through the issuance of additional shares of Series B Preferred Stock to the detriment of common stockholders. We except more from Cerberus, Charter and Liberty/Qurate. We won't stop airing our thoughts publicly and holding SCOR’s Board accountable to all stakeholders of the company until you fix the issues we have been talking about for over two years.

SCOR’s Board has the ability to show they actually care about its fiduciary duty and its preferred stockholders have the ability to show they believe SCOR’s common stock is significantly undervalued. As always, we are willing to partake in productive dialogue with the Board on these topics, but we ultimately need action from SCOR’s Board, not empty words.

Best Regards,

/s/ Kevin M. Rendino	/s/ Daniel B. Wolfe
Kevin M. Rendino	Daniel B. Wolfe
Chief Executive Officer	President

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com

Forward-Looking Statements

This press release and the attached letter may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the 180’s current beliefs, are based upon public information provided in many cases by the Company, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see 180’s and the Company's respective securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with each business and other significant factors that could affect actual results. Except as otherwise required by federal securities laws, 180 undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 is not responsible for the contents of third-party websites.